Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

	Full Year					9 Months Ended
	2002	2003	2004	2005	2006	September 28, 2007
Fixed Charges
Gross Interest Expense	$53,926	$59,049	$54,984	$44,933	79,829	76,909
Interest Element of Rental Expense	8,960	9,460	9,672	10,744	12,369	8,299
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Fixed Charges	$62,886	$68,509	$64,656	$55,677	$92,198	$85,208

Earnings Available for Fixed Charges:
Earnings from Continuing Operations before (a) income taxes, and (b) accounting changes and reduction of income tax reserves related to previously discontinued operation.	$657,744	$787,188	$1,042,667	$1,218,883	1,428,843	1,202,387
Add fixed charges	62,886	68,509	64,656	55,677	92,198	85,208
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Earnings Available for Fixed Charges	$720,630	$855,697	$1,107,323	$1,274,560	$1,521,041	$1,287,595
Ratio of Earnings to Fixed Charges	11.5	12.5	17.1	22.9	16.5	15.1

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings before (a) income taxes, and (b) accounting changes and reduction of income tax reserves related to discontinued operations, plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on FIN 48 liabilities is included in the tax provision in the Company’s Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.